FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of November, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                            HANG SENG ANNOUNCES
                        THIRD INTERIM DIVIDEND FOR 2007

The Board of Directors of Hang Seng Bank today declared a third interim dividend of HK$1.10 per share in respect of the year ending 31 December 2007.

The third interim dividend will be payable on Tuesday, 11 December 2007, to shareholders on the Register of Shareholders as at Tuesday, 27 November 2007.

The results for the year to 31 December 2007 will be announced on Monday, 3 March 2008. It is intended that any fourth interim dividend for 2007 that is announced on that date would be payable on Friday, 28 March 2008 to shareholders on the Register on Tuesday, 18 March 2008.

The Register of Shareholders of the Bank will be closed for one day on Tuesday, 27 November 2007, during which no transfer of shares can be registered. To qualify for the third interim dividend for 2007, all transfers, accompanied by the relevant share certificates, must be lodged for registration not later than 4:30pm on Monday, 26 November 2007, with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Note to editors:

Hang Seng Bank
Founded in 1933, Hang Seng Bank operates around 150 branches and automated banking centres and 13 business banking centres in Hong Kong. The Bank also maintains a branch in Shenzhen for foreign currency wholesale business, a branch in Macau, and representative offices in Xiamen and Taipei.

Established on 28 May 2007, wholly owned subsidiary Hang Seng Bank (China) Limited operates a mainland China network of 19 outlets in Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou, Nanjing and Hangzhou.

With consolidated assets of HK$741.3 billion as at 30 June 2007, Hang Seng Bank reported a profit attributable to shareholders of HK$8,867 million for the first six months of 2007 and HK$12.04 billion in 2006. Hang Seng Bank is a principal member of the HSBC Group, one of the world's largest banking and financial services organisations. For further information on Hang Seng Bank, please visit the Bank's website at www.hangseng.com.



 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  05 November, 2007